SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras beats new monthly production record

(Rio de Janeiro, July 7, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that in June, Petrobras beat the monthly oil production record in Brazil for the third successive time. The monthly average reached 1,755,000 barrels per day, surpassing the previous monthly record of 1,729,000 barrels per day reported in May 2005 by 26,000 barrels.

MONTH	RECORD PRODUCTION AMOUNTS (in barrels per day)

April 2005	1,704,315
May 2005	1,729,237
June 2005	1,755,226

With this result, average production for the first half of 2005 reached a total of 1,637,000 barrels daily, 11.5% above the same period in 2004 (1,468,000 barrels daily) and 7.9% more than the average for the second half of last year (1,516,000 barrels daily). This latest result is also 9.7% higher than the average for 2004 (1,493,000 barrels per day).

The jump in domestic output reflects the high operational efficiency of the platforms located in the offshore areas of the coastal regions of the states of Rio de Janeiro and Espírito Santo and the production from mature onshore areas. The enhanced output has come largely from the P-43 and P-48 platforms installed in the Barracuda and Caratinga fields. Together, these platforms are producing about 260,000 barrels daily, thus increasing the daily average production from the Campos Basin in June to 1,471,000 barrels.

The table below shows the distribution of volumes according to each production area:

Production Area	Producing Basins	PRODUCTION IN JUNE

Amazonas	Solimões	58,796
Rio Grande do Norte and Ceará	Potiguar and Ceará	94,055
Sergipe and Alagoas	Sergipe and Alagoas	52,949
Bahia	Recôncavo	51,133
Espírito Santo	Espírito Santos and Campos	36,202
Rio de Janeiro	Campos	1,453,665
São Paulo and Paraná	Santos and Xisto	8,426

TOTAL BRAZIL		1,755,226

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.